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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Solarfun Power Holdings Co., Ltd.
(Name of Issuer)
Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)
83415U108
(CUSIP Number)
Good Energies General Partner Jersey Limited
9 Hope Street
St. Helier
Jersey, Channel Islands JE2 3NS
Facsimile No.: 44 1534 754 510
Attn: Fintan Michael Kennedy
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 20, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	83415U108	Page	1	of	17

1	NAMES OF REPORTING PERSONS Good Energies II LP, acting by its general partner, Good Energies General Partner Jersey Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Jersey, Channel Islands

	7	SOLE VOTING POWER

NUMBER OF		83,178,005

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		92,717,487

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		83,178,005

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	175,895,492*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	73.3%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
* Includes 83,178,005 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), or American Depositary Shares (“ADSs”) in respect of such Ordinary Shares, of Solarfun Power Holdings Co., Ltd. owned of record by one or more of the Reporting Persons (as defined below) and an additional 92,717,487 Ordinary Shares or ADSs in respect of such Ordinary Shares of Solarfun Power Holdings Co. Ltd. owned of record by one or more of the Sellers (as defined below), which such additional Ordinary Shares and ADSs are subject to the Second Shareholders Agreement (as defined below). See Item 5 for more information.
** Based on 239,994,754 outstanding Ordinary Shares as reported on the Form 20-F of Solarfun Power Holdings Co., Ltd. filed with the Securities and Exchange Commission on July 2, 2007.

CUSIP No.	83415U108	Page	2	of	17

1	NAMES OF REPORTING PERSONS Good Energies Investments (Jersey) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Jersey, Channel Islands

	7	SOLE VOTING POWER

NUMBER OF		83,178,005

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		92,717,487

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		83,178,005

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	175,895,492*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	73.3%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* Includes 83,178,005 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), or American Depositary Shares (“ADSs”) in respect of such Ordinary Shares, of Solarfun Power Holdings Co., Ltd. owned of record by one or more of the Reporting Persons (as defined below) and an additional 92,717,487 Ordinary Shares or ADSs in respect of such Ordinary Shares of Solarfun Power Holdings Co. Ltd. owned of record by one or more of the Sellers (as defined below), which such additional Ordinary Shares and ADSs are subject to the Second Shareholders Agreement (as defined below). See Item 5 for more information.
** Based on 239,994,754 outstanding Ordinary Shares as reported on the Form 20-F of Solarfun Power Holdings Co., Ltd. filed with the Securities and Exchange Commission on July 2, 2007.

CUSIP No.	83415U108	Page	3	of	17

1	NAMES OF REPORTING PERSONS COFRA Jersey Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Jersey, Channel Islands

	7	SOLE VOTING POWER

NUMBER OF		83,178,005

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		92,717,487

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		83,178,005

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	175,895,492*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	73.3%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* Includes 83,178,005 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), or American Depositary Shares (“ADSs”) in respect of such Ordinary Shares, of Solarfun Power Holdings Co., Ltd. owned of record by one or more of the Reporting Persons (as defined below) and an additional 92,717,487 Ordinary Shares or ADSs in respect of such Ordinary Shares of Solarfun Power Holdings Co. Ltd. owned of record by one or more of the Sellers as defined below), which such additional Ordinary Shares and ADSs are subject to the Second Shareholders Agreement (as defined below). See Item 5 for more information.
** Based on 239,994,754 outstanding Ordinary Shares as reported on the Form 20-F of Solarfun Power Holdings Co., Ltd. filed with the Securities and Exchange Commission on July 2, 2007.

CUSIP No.	83415U108	Page	4	of	17

1	NAMES OF REPORTING PERSONS COFRA Holding AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Switzerland

	7	SOLE VOTING POWER

NUMBER OF		83,178,005

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		92,717,487

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		83,178,005

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	175,895,492*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	73.3%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* Includes 83,178,005 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), or American Depositary Shares (“ADSs”) in respect of such Ordinary Shares, of Solarfun Power Holdings Co., Ltd. owned of record by one or more of the Reporting Persons (as defined below) and an additional 92,717,487 Ordinary Shares or ADSs in respect of such Ordinary Shares of Solarfun Power Holdings Co. Ltd. owned of record by one or more of the Sellers (as defined below), which such additional Ordinary Shares and ADSs are subject to the Second Shareholders Agreement (as defined below). See Item 5 for more information.
** Based on 239,994,754 outstanding Ordinary Shares as reported on the Form 20-F of Solarfun Power Holdings Co., Ltd. filed with the Securities and Exchange Commission on July 2, 2007.

CUSIP No.	83415U108	Page	5	of	17

1	NAMES OF REPORTING PERSONS Good Energies (UK) LLP, acting by its managing member, Good Energies Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		83,178,005

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		92,717,487

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		83,178,005

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	175,895,492*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	73.3%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
* Includes 83,178,005 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), or American Depositary Shares (“ADSs”) in respect of such Ordinary Shares, of Solarfun Power Holdings Co., Ltd. owned of record by one or more of the Reporting Persons (as defined below) and an additional 92,717,487 Ordinary Shares or ADSs in respect of such Ordinary Shares of Solarfun Power Holdings Co. Ltd. owned of record by one or more of the Sellers (as defined below), which such additional Ordinary Shares and ADSs are subject to the Second Shareholders Agreement (as defined below). See Item 5 for more information.
** Based on 239,994,754 outstanding Ordinary Shares as reported on the Form 20-F of Solarfun Power Holdings Co., Ltd. filed with the Securities and Exchange Commission on July 2, 2007.

CUSIP No.	83415U108	Page	6	of	17

1	NAMES OF REPORTING PERSONS Good Energies AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Switzerland

	7	SOLE VOTING POWER

NUMBER OF		83,178,005

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		92,717,487

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		83,178,005

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	175,895,492*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	73.3%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* Includes 83,178,005 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), or American Depositary Shares (“ADSs”) in respect of such Ordinary Shares, of Solarfun Power Holdings Co., Ltd. owned of record by one or more of the Reporting Persons (as defined below) and an additional 92,717,487 Ordinary Shares or ADSs in respect of such Ordinary Shares of Solarfun Power Holdings Co. Ltd. owned of record by one or more of the Sellers (as defined below), which such additional Ordinary Shares and ADSs are subject to the Second Shareholders Agreement (as defined below). See Item 5 for more information.
** Based on 239,994,754 outstanding Ordinary Shares as reported on the Form 20-F of Solarfun Power Holdings Co., Ltd. filed with the Securities and Exchange Commission on July 2, 2007.

CUSIP No.	83415U108	Page	7	of	17

1	NAMES OF REPORTING PERSONS FIDARC SARL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Luxembourg

	7	SOLE VOTING POWER

NUMBER OF		83,178,005

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		92,717,487

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		83,178,005

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	175,895,492*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	73.3%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* Includes 83,178,005 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), or American Depositary Shares (“ADSs”) in respect of such Ordinary Shares, of Solarfun Power Holdings Co., Ltd. owned of record by one or more of the Reporting Persons (as defined below) and an additional 92,717,487 Ordinary Shares or ADSs in respect of such Ordinary Shares of Solarfun Power Holdings Co. Ltd. owned of record by one or more of the Sellers (as defined below), which such additional Ordinary Shares and ADSs are subject to the Second Shareholders Agreement (as defined below). See Item 5 for more information.
** Based on 239,994,754 outstanding Ordinary Shares as reported on the Form 20-F of Solarfun Power Holdings Co., Ltd. filed with the Securities and Exchange Commission on July 2, 2007.

CUSIP No.	83415U108	Page	8	of	17

1	NAMES OF REPORTING PERSONS Good Energies Inc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		83,178,005

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		92,717,487

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		83,178,005

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	175,895,492*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	73.3%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* Includes 83,178,005 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), or American Depositary Shares (“ADSs”) in respect of such Ordinary Shares, of Solarfun Power Holdings Co., Ltd. owned of record by one or more of the Reporting Persons (as defined below) and an additional 92,717,487 Ordinary Shares or ADSs in respect of such Ordinary Shares of Solarfun Power Holdings Co. Ltd. owned of record by one or more of the Sellers (as defined below), which such additional Ordinary Shares and ADSs are subject to the Second Shareholders Agreement (as defined below). See Item 5 for more information.
** Based on 239,994,754 outstanding Ordinary Shares as reported on the Form 20-F of Solarfun Power Holdings Co., Ltd. filed with the Securities and Exchange Commission on July 2, 2007.

CUSIP No.	83415U108	Page	9	of	17

1	NAMES OF REPORTING PERSONS Good Energies Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Jersey, Channel Islands

	7	SOLE VOTING POWER

NUMBER OF		83,178,005

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		92,717,487

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		83,178,005

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	175,895,492*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	73.3%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* Includes 83,178,005 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), or American Depositary Shares (“ADSs”) in respect of such Ordinary Shares, of Solarfun Power Holdings Co., Ltd. owned of record by one or more of the Reporting Persons (as defined below) and an additional 92,717,487 Ordinary Shares or ADSs in respect of such Ordinary Shares of Solarfun Power Holdings Co. Ltd. owned of record by one or more of the Sellers (as defined below), which such additional Ordinary Shares and ADSs are subject to the Second Shareholders Agreement (as defined below). See Item 5 for more information.
** Based on 239,994,754 outstanding Ordinary Shares as reported on the Form 20-F of Solarfun Power Holdings Co., Ltd. filed with the Securities and Exchange Commission on July 2, 2007.

CUSIP No.	83415U108	Page	10	of	17

1	NAMES OF REPORTING PERSONS The Banbury Settlement, acting through Fircroft Limited, as trustee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Channel Islands

	7	SOLE VOTING POWER

NUMBER OF		83,178,005

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		92,717,487

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		83,178,005

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	175,895,492*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	73.3%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
* Includes 83,178,005 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), or American Depositary Shares (“ADSs”) in respect of such Ordinary Shares, of Solarfun Power Holdings Co., Ltd. owned of record by one or more of the Reporting Persons (as defined below) and an additional 92,717,487 Ordinary Shares or ADSs in respect of such Ordinary Shares of Solarfun Power Holdings Co. Ltd. owned of record by one or more of the Sellers (as defined below), which such additional Ordinary Shares and ADSs are subject to the Second Shareholders Agreement (as defined below). See Item 5 for more information.
** Based on 239,994,754 outstanding Ordinary Shares as reported on the Form 20-F of Solarfun Power Holdings Co., Ltd. filed with the Securities and Exchange Commission on July 2, 2007.

CUSIP No.	83415U108	Page	11	of	17
Item 1. Security and Issuer.
This statement relates to the ordinary shares, par value $0.0001 per share (“Ordinary Shares”) and American Depositary Shares (“ADSs”), of Solarfun Power Holdings Co., Ltd., a company organized under the laws of the Cayman Islands (the “Issuer”). Each ADS represents five (5) Ordinary Shares.
The principal executive offices of the Issuer are located at 666 Linyang Road, Qidong, Jiangsu Province 226200, People’s Republic of China.
Item 2. Identity and Background.
(a) This statement is being filed jointly by the entities described below (collectively, the “Reporting Persons”).
(i)
Good Energies II LP (“GE II LP”), is a limited partnership organized under the laws of Jersey, the Channel Islands, acting by its general partner, Good Energies General Partner Jersey Limited (“GE General Partner”), a company incorporated in Jersey, the Channel Islands.

(ii)	Good Energies Investments (Jersey) Limited (“GE Jersey”), is a company incorporated in Jersey, the Channel Islands, and is a limited partner of GE II LP.

(iii)	COFRA Jersey Limited (“COFRA Jersey”), is a company incorporated in Jersey, the Channel Islands, and the sole stockholder of GE General Partner and GE Jersey.

(iv)	COFRA Holding AG (“CHAG”), is a company incorporated in Switzerland and the sole stockholder of COFRA Jersey.

(v)
Good Energies (UK) LLP (“GE LLP”), is a limited liability partnership organized under the laws of the United Kingdom, acting by its managing member, Good Energies Investments Limited (“GE Investments”), a company incorporated in the United Kingdom.

(vi)	Good Energies AG (“GE AG”), is a company incorporated in Switzerland.

(vii)	FIDARC SARL (“FIDARC”), is a company incorporated in Luxembourg and the sole stockholder of GE AG.

(viii)	Good Energies Inc (“GE Inc”), is a company incorporated in the United States.

(ix)	Good Energies Holdings Limited (“GEHL”), is a partnership organized in Jersey, the Channel Islands, and the sole stockholder of each of FIDARC, GE Investments and GE Inc.

(x)	The Bancroft Settlement, a trust acting through its trustee, Fircroft Limited (“Fircroft”) (a company incorporated in Jersey, the Channel Islands), and the sole stockholder of GEHL.
This statement is being filed jointly by each of the Reporting Persons. A copy of the Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 1.
Principal Business:
(b) The address of the principal business office for each of GE II LP, GE General Partner, GE Jersey and COFRA Jersey is 3rd Floor, Britannic House, 9 Hope Street, St Helier, Jersey JE2 3NS, the Channel Islands.
The address of the principal business office of CHAG is Grafenauweg 10, Zug CH-6301, Switzerland.
The address of the principal business offices for each of GE LLP and GE Investments is Fifth Floor, 29 Farm Street, London, W1J 5RL, England.
The address of the principal business office of GE AG is Grafenauweg 4, CH-6301, Zug, Switzerland.
The address of the principal business office of FIDARC is 48 Rue de Bragance, Luxembourg, Grand Duchy of Luxembourg.
The address of the principal business office of GE Inc is 1114 Avenue of the Americas, Suite 2802, New York, NY 10036, USA.
The address of the principal business office of each of GEHL and Fircroft is Rathbone House 15 Esplanade St Helier Jersey JE1 1RB.
(c) GE II LP, acting through its general partner, GE General Partner, is engaged in the business of making investments in the renewable energy sector. The principal activity of each of COFRA Jersey, CHAG, GE Jersey, FIDARC and GEHL is acting as a holding company. GE LLP (acting through its managing member GE Investments), GE Inc and GE AG are each an investment management and advisory company. Fircroft is in the business of acting as corporate trustee for The Banbury Settlement.

CUSIP No.	83415U108	Page	12	of	17
The name, business address, present principal occupation or employment and citizenship of the directors and executive officers of each of the Reporting Persons is set forth on Schedule A through Schedule J hereto, except with respect to GE II LP, which acts through its general partner, GE General Partner, and GE LLP, which acts through its managing member, GE Investments.
(d-e) During the past five years none of the Reporting Persons, nor to the best of the Reporting Persons’ knowledge, any of the persons identified on Schedule A through Schedule J hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Each of GE II LP, GE General Partner, GE Jersey, GEHL, Fircroft and COFRA Jersey is a citizen of the Channel Islands. GE LLP and GE Investments are citizens of the United Kingdom. GE Inc is a citizen of the USA. GE AG and CHAG are citizens of Switzerland. FIDARC is a citizen of Luxembourg.
Item 3. Source and Amount of Funds or Other Consideration.
The Reporting Persons obtained all the funds for the Purchased Shares (as defined below) through cash obtained from affiliates of the Reporting Persons.
Item 4. Purpose of Transaction.
As previously disclosed on a Schedule 13G filed pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, GE Jersey reported ownership of 15,027,312 Ordinary Shares, constituting approximately 6.3% of the outstanding Ordinary Shares (based on 239,994,754 outstanding Ordinary Shares as reported in the Issuer’s Form 20-F filed July 2, 2007) (the “Previously Owned Shares”). Within one (1) business day of the filing of this Schedule 13D, GE Jersey will transfer the Previously Owned Shares to GE II LP.
On December 4, 2007, GE Jersey (the “Purchaser”) entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Yonghua Solar Power Investment Holding Ltd., Citigroup Venture Capital International Growth Partnership, L.P., WHF Investment Co., Ltd, Yongfa Solar Power Investment Holding Ltd., Citigroup Venture Capital International Co-Investment, L.P., Yongliang Solar Power Investment Holding Ltd., Brilliant Orient International Limited, LC Fund III, L.P. and Forever-Brightness Investments Limited (the “Sellers”), whereby Purchaser agreed to purchase and the Sellers agreed to sell (the “Share Purchase”) an aggregate of 66,745,638 Ordinary Shares and 281,011 ADSs (collectively, the “Purchased Shares”), at purchase price of $2.712 per Ordinary Shares and $13.56 per ADS. The closing of the transactions contemplated by the Stock Purchase Agreement was conditioned upon the receipt of regulatory approvals and certain other customary closing conditions.
On December 20, 2007, the transactions contemplated by the Stock Purchase Agreement received requisite regulatory approvals and on December 27, 2007, the Share Purchase transactions contemplated by the Stock Purchase Agreement were consummated (the “Closing”), other than with respect to 281,011 ADSs as to which settlement is pending and expected to occur by December 31, 2007. Pursuant to the Stock Purchase Agreement, the Purchaser designated GE II LP, acting by its general partner, GE General Partner, to receive the Purchased Shares and at the Closing, all of the Purchased Shares were transferred to GE II LP, acting by its general partner, GE General Partner, in lieu of the Purchaser.
Pursuant to a Second Shareholders Agreement (the “Second Shareholders Agreement”) that was entered into at the Closing among the Issuer, the Purchaser and certain of the Sellers (the “Signing Sellers”), the Issuer has agreed that (i) if the Purchaser and its affiliates own at least 16% of the Issuer’s outstanding equity securities, it will include up to two persons designated by the Purchaser in the slate of directors to be considered by the shareholders of the Issuer for election as directors, (ii) if the Purchaser and its affiliates own at least 5% up to 16% of the Issuer’s outstanding equity securities, it will include up to one person designated by the Purchaser in the slate of directors to be considered by the shareholders of the Issuer for election as directors and (iii) if the Purchaser and its affiliates own less than 5% of the Issuer’s outstanding equity securities, it will nominate no persons designated by the Purchaser in the slate of directors to be considered by the shareholders of the Issuer for election as directors. Each Signing Seller has agreed to vote any Ordinary Shares and ADSs owned by it in favor of the election of such nominees to elect such Purchaser nominees, and to take all other actions necessary or required to ensure the election to the Board of the persons nominated by the Purchaser. The Issuer has also, subject to the best interests of the Issuer and its shareholders, agreed to consider at least one nominee of the Purchaser to be appointed to each committee or sub-committee of the Board and to be appointed to serve as a director on the board of directors of any subsidiary of the Issuer and, to the extent practicable, on the board of directors of each joint venture to which the Issuer is a party.
Subject to applicable Law and to the extent practicable, the Issuer has agreed to consult with the Purchaser prior to taking any of the following actions, and each Signing Seller has agreed to vote any Ordinary Shares or ADSs owned by it and use its best efforts to take or refrain from taking, subject to applicable Law, all other actions necessary or required such that each of the following actions on the part of the Issuer or any subsidiary of the Issuer shall not be taken unless the Purchaser has consented in advance: (i) the entry into any contract, agreement, understanding, whether oral or written that would have a value or potential liability to the Issuer in excess of 5% of the Issuer’s net assets as of the time such contract is entered into or is otherwise likely to be material to the Issuer; (ii) the engagement by the Issuer in any business other than photovoltaic business or a change in the nature or scope of the business of the Issuer or any subsidiary of the Issuer; (iii) any joint ventures, strategic alliances, partnerships or similar arrangement with any third party; (iv) any recapitalization, merger, asset swap, share sale or transfer of substantially all of the rights to intellectual properties or other assets, or any other extraordinary transaction; (v) any amendment to the Articles of Association or any other constitutional documents, including without limitation increase and decrease in the capitalization of the Issuer or any subsidiary of the Issuer; and (vi) entry into any agreement or understanding to do any of the foregoing.

CUSIP No.	83415U108	Page	13	of	17
In addition, under the Second Shareholders Agreement, Yonghua Solar Power Investment Ltd., one of the Signing Sellers, has agreed not to sell any Ordinary Shares for one year from the date of the Second Shareholders Agreement and not more than 50% of the Ordinary Shares owned by it in the succeeding year. In addition, Yonghua Solar Power Investment Ltd. granted the Purchaser a right of first refusal under certain circumstances with respect to any proposed transfer of Ordinary Shares or ADSs owned by it.
Pursuant to the terms of the Second Shareholders Agreement, GE II LP upon signing an undertaking of adherence and a copy of the Second Shareholders Agreement, and with effect from the Closing, agreed to perform, assume, comply with and be bound by all the terms, covenants, obligations and provisions on the part of the Purchaser in the Second Shareholders Agreement in all respects as if GE II LP was an original party to the Second Shareholders Agreement
The Reporting Persons entered into the transactions contemplated by the Stock Purchase Agreement based on its view that the Issuer has one of the best manufacturing platforms for photovoltaic products in Asia and the Reporting Persons’ belief in the growth opportunities for the Issuer.
Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Ordinary Shares or ADSs at prices that would make the purchase of additional Ordinary Shares or ADSs desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Ordinary Shares or ADSs on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.
The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management and the board of directors of the Issuer (the “Board”) concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Issuer’s Ordinary Shares or ADSs, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking additional Board representation, engaging financial, legal and other advisors, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, changes to the overall strategic direction of the Issuer, merger and/or sale opportunities, communicating with other shareholders regarding the Issuer, purchasing additional Ordinary Shares or ADSs, selling some or all of the Ordinary Shares or ADSs owned by the Reporting Persons, engaging in short selling of or any hedging or similar transaction with respect to the Ordinary Shares or ADSs or changing its intention with respect to any and all matters referred to in Item 4.
Except as set forth herein, no contract, arrangement, relationship or understanding (either oral or written) exists with the Reporting Persons as to the acquisition, disposition, voting or holding of shares. Except as set forth herein, the Reporting Person has no present plan or proposal that would result in or relate to any of the transactions required to be described in Item 4 of Schedule 13D.
This item is qualified in its entirety by reference to the Stock Purchase Agreement and the Second Shareholders Agreement, copies of which are attached hereto as Exhibit 2 and Exhibit 3, respectively, and are incorporated herein by reference.
Item 5. Interest in Securities of the Issuer.
(a) As a result of the acquisition of the Purchased Shares and the ownership of the Previously Owned Shares, the Reporting Persons have sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 81,772,950 Ordinary Shares and 281,011 ADSs (representing 1,405,055 Ordinary Shares), constituting approximately 34.7% of the outstanding Ordinary Shares of the Issuer (based on 239,994,754 outstanding Ordinary Shares as reported in the Issuer’s Form 20-F filed July 2, 2007).
In addition, pursuant to the agreements set forth in the Second Shareholders Agreement and described in Item 4, the Reporting Persons may be deemed to have shared power to vote or direct the vote over the 75,072,007 Ordinary Shares and 3,529,096 ADSs (representing 17,645,480 Ordinary Shares) aggregately owned by the Sellers after the Closing, constituting approximately an additional 38.6% of the outstanding Ordinary Shares of the Issuer (based on 239,994,754 outstanding Ordinary Shares as reported in the Issuer’s Form 20-F filed July 2, 2007).

CUSIP No.	83415U108	Page	14	of	17
GE Inc, GE AG and GE LLP (collectively, the “Managers”) were each appointed by GE General Partner as joint investment managers of GE II LP’s investment in the Issuer. The Managers have full power and authority to cause the disposal of and to direct the voting of the Ordinary Shares and ADSs owned of record by GE II LP. GE General Partner, appointed by COFRA Jersey as nominee, has the power to veto disposal decisions made by the Managers.
The 81,772,950 Ordinary Shares and 281,011 ADSs (representing 1,405,055 Ordinary Shares) owned of record by the Reporting Persons are beneficially owned by members of a group comprising GE II LP, which is the registered direct owners of the Ordinary Shares and ADSs (acting by its general partner, GE General Partner), GE Jersey, COFRA Jersey, CHAG, the Managers (including GE Investments as managing member of GE LLP), FIDARC, GEHL and Fircroft as trustee for The Banbury Settlement.
(b) Each of the Reporting Persons have sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 81,772,950 Ordinary Shares and 281,011 ADSs (representing 1,405,055 Ordinary Shares). In addition, pursuant to the agreements set forth in the Second Shareholders Agreement, the Reporting Persons may be deemed to have shared power to vote or direct the vote of the Ordinary Shares and ADSs owned by the Sellers after the Closing, which as of the Closing constituted 75,072,008 Ordinary Shares and 3,529,096 ADSs (representing 17,645,480 Ordinary Shares) in the aggregate.
(c) To the best of the Reporting Persons’ knowledge, none of the Reporting Persons nor any of their executive officers and directors (listed on Schedules A through Schedules J attached hereto) has effected any transactions in the Issuer’s Ordinary Shares during the past 60 days except as described in Item 4 and Item 5 of this Schedule 13D.
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
See Item 4 and Item 5.
Item 7. Material to be Filed as Exhibits.
1.	Joint Filing Agreement among the Reporting Persons.

2.
Stock Purchase Agreement, by and among, Good Energies Investments (Jersey) Limited, Yonghua Solar Power Investment Holding Ltd., Citigroup Venture Capital International Growth Partnership, L.P., WHF Investment Co., Ltd, Yongfa Solar Power Investment Holding Ltd., Citigroup Venture Capital International Co-Investment, L.P., Yongliang Solar Power Investment Holding Ltd., Brilliant Orient International Limited, LC Fund III, L.P. and Forever-Brightness Investments Limited, dated December 4, 2007.

3.
Second Shareholders Agreement, by and among, Solarfun Power Holdings Co., Ltd., Good Energies Investments (Jersey) Limited, Yonghua Solar Power Investment Holding Ltd., Citigroup Venture Capital International Growth Partnership, L.P., Citigroup Venture Capital International Co-Investment, L.P., WHF Investment Co., Ltd, Brilliant Orient International Limited and LC Fund III, L.P., dated December 4, 2007.

CUSIP No.	83415U108	Page	15	of	17
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: December 28, 2007

GOOD ENERGIES II LP acting by its General Partner GOOD ENERGIES GENERAL PARTNER JERSEY LIMITED

by:	/s/ Fintan Kennedy		/s/ John Hammill

	Name:	Fintan Kennedy	John Hammill
	Title:	Director	Director

COFRA JERSEY LIMITED

by:	/s/ Fintan Kennedy		/s/ John Hammill

	Name:	Fintan Kennedy	John Hammill
	Title:	Director	Director

GOOD ENERGIES INC

by:	/s/ Michelle S. Riley

	Name:	Michelle S. Riley
	Title:	Director, Vice President and Secretary

GOOD ENERGIES (UK) LLP acting by its managing member GOOD ENERGIES INVESTMENTS LIMITED

by:	/s/ Andrew Lee		/s/ Wayne Woo

	Name:	Andrew Lee	Wayne Woo
	Title:	Director	Director

GOOD ENERGIES AG

by:	/s/ Marcel Brenninkmeijer

	Name:	Marcel Brenninkmeijer
	Title:	Director

GOOD ENERGIES INVESTMENTS (JERSEY) LIMITED

by:	/s/ Fintan Kennedy		/s/ John Hammill

	Name:	Fintan Kennedy	John Hammill
	Title:	Director	Director

COFRA HOLDING AG

by:	/s/ Andrew Vellani		/s/ Rob Smeele

	Name:	Andrew Vellani	Rob Smeele
	Title:	Director	Authorized Signatory

CUSIP No.	83415U108	Page	16	of	17

FIDARC SARL

by:	/s / Michel de Groote		/s/ Raf Bogaerts

	Name:	Michel de Groote	Raf Bogaerts
	Title:	Manager	Manger

GOOD ENERGIES HOLDINGS LIMITED

by:	/s/ A.B.S. Garden

	Name:	A.B.S. Garden
	Title:	Director

THE BANBURY SETTLEMENT THROUGH FIRCROFT LIMITED AS TRUSTEE

by:	/s/ Louise Adams

	Name:	Louise Adams
	Title:	Director

CUSIP No.	83415U108	Page	17	of	17
EXHIBIT INDEX
1.	Joint Filing Agreement among the Reporting Persons.

2.
Stock Purchase Agreement, by and among, Good Energies Investments (Jersey) Limited, Yonghua Solar Power Investment Holding Ltd., Citigroup Venture Capital International Growth Partnership, L.P., WHF Investment Co., Ltd, Yongfa Solar Power Investment Holding Ltd., Citigroup Venture Capital International Co-Investment, L.P., Yongliang Solar Power Investment Holding Ltd., Brilliant Orient International Limited, LC Fund III, L.P. and Forever-Brightness Investments Limited, dated December 4, 2007.

3.
Second Shareholders Agreement, by and among, Solarfun Power Holdings Co., Ltd., Good Energies Investments (Jersey) Limited, Yonghua Solar Power Investment Holding Ltd., Citigroup Venture Capital International Growth Partnership, L.P., Citigroup Venture Capital International Co-Investment, L.P., WHF Investment Co., Ltd, Brilliant Orient International Limited and LC Fund III, L.P., dated December 4, 2007.

SCHEDULE A
EXECUTIVE OFFICERS AND DIRECTORS OF COFRA HOLDING AG
The names of the Directors and the names and titles of the Executive Officers of COFRA Holding AG and their principal occupations are set forth below. The business address of each of the Directors and Executive Officers is that of COFRA Holding AG, Grafenauweg 10, Zug CH-6301, Switzerland. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to COFRA Holding AG and, except as indicated otherwise below, each individual is a citizen of the United Kingdom.

Name	Present Principal Occupation
Erik Brenninkmeijer (Netherlands)	Supervisory Board Member and President
Stanislaus Brenninkmeijer (Netherlands)	Supervisory Board Member
Wolter Brenninkmeijer (Netherlands)	Supervisory Board Member
Hans Brenninkmeijer (Netherlands)	Supervisory Board Member
Patrick O’Sullivan (Ireland)	Supervisory Board Member
Barbara Kux (Switzerland)	Supervisory Board Member

H. Andrew Vellani	Management Board Member
Gerrit-Jan Pieters (Netherlands)	Management Board Member
Patrick Brenninkmeijer (Netherlands)	Management Board Member
Erick Geilenkirchen (Netherlands)	Management Board Member

Martin Pereboom (Netherlands)	Secretary

SCHEDULE B
EXECUTIVE OFFICERS AND DIRECTORS OF GE GENERAL PARTNER
The names of the Directors and the names and titles of the Executive Officers of GE General Partner and their principal occupations are set forth below. The business address of each of the Directors and Executive Officers is that of GE General Partner at 3rd Floor, Britannic House, 9 Hope Street, St Helier, Jersey JE2 3NS, the Channel Islands. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to GE General Partner and, except as indicated otherwise below, each individual is a citizen of the United Kingdom.

Name	Present Principal Occupation
John Barbenson Barrett	Director
Paul Andrew Bradshaw	Director
John David Drury	Director
John Hammill	Director
Gerrit Jan Pieters (Netherlands)	Director
Fintan Michael Kennedy (Ireland)	Director

SCHEDULE C
DIRECTORS OF COFRA JERSEY
The names of the Directors of COFRA Jersey and the names and titles of the Executive Officers and their principal occupations are set forth below. The business address of each of the Directors is that of COFRA Jersey at 3rd Floor, Britannic House, 9 Hope Street, St Helier, Jersey JE2 3NS, the Channel Islands. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to COFRA Jersey and, except as indicated otherwise below, each individual is a citizen of the United Kingdom.

Name	Present Principal Occupation
John Barbenson Barrett	Director
Paul Andrew Bradshaw	Director
John David Drury	Director
John Hammill	Director
Gerrit Jan Pieters (Netherlands)	Director
Fintan Michael Kennedy (Ireland)	Director
Andrew Vellani	Director

SCHEDULE D
DIRECTORS OF GOOD ENERGIES INVESTMENTS LIMITED
The names of the Directors of Good Energies Investments Limited and the names and titles of the Executive Officers and their principal occupations are set forth below. The business address of each of the Directors is that of Good Energies Investments Limited at 3rd Floor, Britannic House, 9 Hope Street, St Helier, Jersey JE2 3NS, the Channel Islands. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Good Energies Investments Limited and, except as indicated otherwise below, each individual is a citizen of the United Kingdom.

Name	Present Principal Occupation
Rachael Convery	Director
Andrew Lee	Director
Wayne Woo	Director
John Drury	Secretary

SCHEDULE E
DIRECTORS OF GOOD ENERGIES HOLDINGS LIMITED
The names of the Directors of Good Energies Holdings Limited and the names and titles of the Executive Officers and their principal occupations are set forth below. The business address of each of the Directors is that of Good Energies Holdings Limited, Rathbone House 15 Esplanade St Helier Jersey JE1 1RB. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Good Energies Holdings Limited and, except as indicated otherwise below, each individual is a citizen of the United Kingdom.

Name	Present Principal Occupation
Martijn Brenninkmeijer (Netherlands)	Director
Archibald Garden	Director
Roland Beunis (Netherlands)	Director

SCHEDULE F
DIRECTORS OF FIDARC SARL
The names of the Directors of FIDARC SARL and the names and titles of the Executive Officers and their principal occupations are set forth below. The business address of each of the Directors is that of FIDARC SARL, 48 Rue de Bragance, Luxembourg, Grand Duchy of Luxembourg. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to FIDARC SARL and, except as indicated otherwise below, each individual is a citizen of the United Kingdom.

Name	Present Principal Occupation
Michel de Groote (Belgium)	Director
Raf Bogaerts (Belgium)	Director
John Drury	Director
Rob Smeele (Netherlands)	Director
Armand Haas (Luxembourg)	Director

SCHEDULE G
DIRECTORS OF GOOD ENERGIES INC
The names of the Directors of Good Energies Inc and the names and titles of the Executive Officers and their principal occupations are set forth below. The business address of each of the Directors is that of Good Energies Inc, 1114 Avenue of the Americas, Suite 2802, New York, NY 10036, USA. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Good Energies Inc and, except as indicated otherwise below, each individual is a citizen of the United Kingdom.

Name	Present Principal Occupation
Richard Kauffman (USA)	Director, Chief Executive Officer & President
Michelle Riley (USA)	Director, Vice President and Secretary
Ronald Fishman (USA)	Vice President & Treasurer

SCHEDULE H
DIRECTORS OF FIRCROFT LIMITED
The names of the Directors of Fircroft Limited and the names and titles of the Executive Officers and their principal occupations are set forth below. The business address of each of the Directors is that of Fircroft Limited, Rathbone House 15 Esplanade St Helier Jersey JE1 1RB. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Fircroft Limited and, except as indicated otherwise below, each individual is a citizen of the United Kingdom.

Name	Present Principal Occupation
Michel de Groote (Belgium)	Director
Louise Adams	Director
David Burnstone	Director

SCHEDULE I
DIRECTORS OF GE JERSEY
The names of the Directors of Good Energies Jersey and the names and titles of the Executive Officers and their principal occupations are set forth below. The business address of each of the Directors is that of Good Energies Investments (Jersey) Ltd., 3rd Floor, Britannic House, 9 Hope Street, St Helier, Jersey JE2 3NS, the Channel Islands. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Good Energies Jersey and, except as indicated otherwise below, each individual is a citizen of the United Kingdom.

Name	Present Principal Occupation
John Barrett	Director
Paul Bradshaw	Director
John Drury	Director
Fintan Michael Kennedy (Ireland)	Director
John Hammill	Director
Gerrit Jan Pieters (Netherlands)	Director

SCHEDULE J
DIRECTORS OF GOOD ENERGIES AG
The names of the Directors of Good Energies AG and the names and titles of the Executive Officers and their principal occupations are set forth below. The business address of each of the Directors is that of Good Energies AG, Grafenauweg 4, CH-6301, Zug, Switzerland. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Good Energies AG and, except as indicated otherwise below, each individual is a citizen of the United Kingdom.

Name	Present Principal Occupation
Marcel Brenninkmeijer (Netherlands)	Director

EXHIBIT INDEX
1.	Joint Filing Agreement among the Reporting Persons.

2.
Stock Purchase Agreement, by and among, Good Energies Investments (Jersey) Limited, Yonghua Solar Power Investment Holding Ltd., Citigroup Venture Capital International Growth Partnership, L.P., WHF Investment Co., Ltd, Yongfa Solar Power Investment Holding Ltd., Citigroup Venture Capital International Co-Investment, L.P., Yongliang Solar Power Investment Holding Ltd., Brilliant Orient International Limited, LC Fund III, L.P. and Forever-Brightness Investments Limited, dated December 4, 2007.

3.
Second Shareholders Agreement, by and among, Solarfun Power Holdings Co., Ltd., Good Energies Investments (Jersey) Limited, Yonghua Solar Power Investment Holding Ltd., Citigroup Venture Capital International Growth Partnership, L.P., Citigroup Venture Capital International Co-Investment, L.P., WHF Investment Co., Ltd, Brilliant Orient International Limited and LC Fund III, L.P., dated December 4, 2007.